UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): July 7, 2021

DMY TECHNOLOGY GROUP, INC. IV

(Exact name of registrant as specified in its charter)

Delaware	001-40166	85-4299396
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1180 North Town Center Drive, Suite 100

Las Vegas, Nevada 89144

(Address of principal executive offices, including zip code)

Registrant’s telephone number, including area code: (702) 781-4313

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one share of Class A common stock and one-fifth of one redeemable warrant	DMYQ.U	The New York Stock Exchange
Class A common stock, par value $0.0001 per share	DMYQ	The New York Stock Exchange
Redeemable warrants, each whole warrant exercisable for one share of Class A common stock, each at an exercise price of $11.50 per share	DMYQ WS	The New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01.	Entry into a Material Definitive Agreement.

Merger Agreement

On July 7, 2021, dMY Technology Group, Inc. IV, a Delaware corporation (“dMY IV,” “we,” “us,” “our” or the “Company”), entered into an agreement and plan of merger, by and among dMY IV, Photon Merger Sub Inc., a Delaware corporation and a direct wholly owned subsidiary of dMY IV (“First Merger Sub”), Photon Merger Sub Two, LLC, a Delaware limited liability company and a direct wholly owned subsidiary of dMY IV (“Second Merger Sub”), and Planet Labs Inc., a Delaware corporation (“Planet”) (as the same may be amended and/or restated from time to time, the “Merger Agreement”). The Merger Agreement and the transactions contemplated thereby were unanimously approved by dMY IV’s board of directors on July 6, 2021. Subject to the satisfaction or waiver of certain closing conditions set forth in the Merger Agreement as described in more detail below, including the approval of the Merger Agreement and the transactions contemplated thereby by dMY IV’s and Planet’s stockholders, First Merger Sub will merge with and into Planet (the “First Merger”) with Planet (the “Surviving Corporation”) surviving the First Merger as a wholly owned subsidiary of dMY IV, and, at Planet’s election, immediately following the First Merger and as part of the same overall transaction as the First Merger, the Surviving Corporation may merge with and into Second Merger Sub (the “Second Merger” and together with the First Merger, the “Business Combination”), with Second Merger Sub surviving the merger as a wholly owned subsidiary of dMY IV. In addition, in connection with the consummation of the Business Combination, dMY IV will be renamed as reasonably determined by Planet, and is referred to herein as “New Planet” to denote the post Business Combination entity.

Merger Consideration to Planet Stockholders

Pursuant to the Merger Agreement, subject to the satisfaction or waiver of certain closing conditions set forth therein, at the closing of the Business Combination (the “Closing”), equityholders of Planet (other than holders of unvested Planet equity awards as of the Closing) will receive $2,135,000,000 in aggregate consideration (the “Aggregate Base Consideration”) in the form of newly issued New Planet Class A common stock, par value $0.0001 per share (“New Planet Class A common stock”), and newly issued New Planet Class B common stock, par value $0.0001 per share (“New Planet Class B common stock”), at a per share price of $10.00.

In addition to the Aggregate Base Consideration, Planet equityholders may receive up to an additional 27 million shares in earnout consideration in the form of New Planet Class A common stock or New Planet Class B common stock, as applicable (the “Contingent Consideration”). The Contingent Consideration may be earned in four equal tranches (x) when the closing price of New Planet Class A common stock equals or exceeds $15.00, $17.00, $19.00 and $21.00, over any 20 trading days within any 30 day trading period prior to the fifth anniversary of the Closing or (y) when New Planet consummates a change of control transaction that entitles its stockholders to receive a per share consideration of at least $15.00, $17.00, $19.00 and $21.00. Any right to Contingent Consideration that remains unvested on the first business day after five years from Closing will be forfeited without any further consideration.

Under the Merger Agreement, at the time the First Merger becomes effective (the “Effective Time”), the equity consideration will be allocated among Planet’s stockholders as follows: (a) each share of Class B common stock of Planet as of immediately prior to the Effective Time (which are currently and will be held by William Marshall and Robert Schingler Jr., founders of Planet) will be converted into the right to receive (i) a portion of the Aggregate Base Consideration in the form of a number of shares of New Planet Class B common stock equal to the quotient of the Aggregate Base Consideration divided by the fully diluted number of vested shares of Planet common stock on an as-converted basis using the treasury stock method for outstanding Planet options (the “Exchange Ratio”) and (ii) a portion of the Contingent Consideration (if any) in the form of a number of shares of New Planet Class B common stock equal to the Exchange Ratio (but, for this purpose, including unvested Planet equity awards in the calculation of the fully diluted number of shares) (the “Per Share Contingent Consideration”) and (b) each share of Planet capital stock (other than Planet Class B common stock) as of immediately prior to the Effective Time (other than in respect of (x) treasury shares, (y) shares of Planet common stock with respect to which appraisal rights have been perfected in accordance with applicable law, and (z) any shares of Planet capital stock subject to a Planet option (as defined below) or a Planet restricted stock unit award) will be converted into the right to receive (i) a portion of the Aggregate Base Consideration in the form of a number of shares of New Planet Class A common stock equal to the Exchange Ratio and (ii) the Per Share Contingent Consideration in the form of New Planet Class A common stock.

The shares of New Planet Class B common stock will have the same economic terms as the shares of Class A common stock of New Planet, but the shares of New Planet Class B common stock will have 20 votes per share while the New Planet Class A common stock will have one vote per share. The New Planet Class B common stock, initially held by William Marshall or Robert Schingler Jr., each a Planet founder, will automatically convert to New Planet Class A common on the earliest of the date that is the (a) 10-year anniversary of the Closing and (b) the date that is six months after the date that such Planet founder no longer provides services to New Planet as a director, executive officer, member of the senior leadership team or other full-time employee with an on-going substantial role at New Planet. Shares of New Planet Class B common stock held by a Planet founder shall also automatically convert into shares of Class A common stock immediately (x) following the transfer of such shares of New Planet Class B common stock to someone other than a qualified stockholder of such Planet founder, (y) on the date that such Planet founder is terminated for cause, or (z) upon such Planet founder’s death or mental incapacity.

Treatment of Planet Equity Awards

At the Effective Time, each outstanding option to purchase shares of Class A common stock or Class B common stock of Planet (a “Planet option”) will be assumed by New Planet and will be converted into (i) an option to acquire New Planet Class A common stock with the same terms and conditions as applied to such Planet option immediately prior to the Effective Time, except to the extent such terms or conditions are rendered inoperative or satisfied by the First Merger. The number of shares underlying such New Planet option will be multiplied by the Exchange Ratio, which product shall be rounded down to the nearest whole number of shares, and the per share exercise price of such New Planet option will be divided by the Exchange Ratio, which quotient shall be rounded up to the nearest full cent and (ii) with respect to each share of Planet common stock subject to such Planet option immediately prior to the Effective Time, the right to receive the Per Share Contingent Consideration (if any).

At the Effective Time, each Planet restricted stock unit award that is outstanding and unvested as of immediately prior to the Effective Time (after giving effect to any vesting that may occur in connection with the Mergers) will be cancelled and converted into (i) a restricted stock unit award covering a number of shares of New Planet Class A common stock equal to the number of shares of Planet common stock underlying such unvested Planet restricted stock unit award immediately prior to the Effective Time, multiplied by the Exchange Ratio (rounded to the nearest whole share), with the same terms and conditions as were applicable to the related unvested Planet restricted stock unit award immediately prior to the Effective Time (including with respect to vesting and termination-related provisions), except to the extent such terms or conditions are rendered inoperative (or satisfied) by the First Merger and (ii) with respect to each share of Planet common stock subject to such Planet restricted stock unit award immediately prior to the Effective Time, the Per Share Contingent Consideration (if any).

At the Effective Time, each Planet restricted stock unit award that is outstanding and vested as of immediately prior to the Effective Time (after giving effect to any vesting that may occur in connection with the Mergers) will be cancelled and converted into the right to receive, with respect to each share of Planet common stock subject to the restricted stock unit award, the same merger consideration as a share of New Planet common stock, including for the avoidance of doubt, a portion of the Aggregate Base Consideration and a portion of the Aggregate Contingent Consideration, if any.

At the Effective Time, each Planet restricted stock award that is outstanding and unvested as of immediately prior to the Effective Time (after giving effect to any vesting that may occur in connection with the Mergers) will be cancelled and converted into (i) a restricted stock award covering a number of shares of New Planet Class A common stock equal to the number of shares of Planet common stock underlying such unvested Planet restricted stock award immediately prior to the Effective Time, multiplied by the Exchange Ratio (rounded to the nearest whole share), with the same terms and conditions as were applicable to the related unvested Planet restricted stock award immediately prior to the Effective Time (including with respect to vesting and termination-related provisions), except to the extent such terms or conditions are rendered inoperative (or satisfied) by the First Merger and (ii) with respect to each share of Planet common stock subject to such Planet restricted stock award immediately prior to the Effective Time, the Per Share Contingent Consideration (if any).

Representations and Warranties and Covenants

The parties to the Merger Agreement have made customary representations and warranties for transactions of this type. The representations and warranties made under the Merger Agreement will generally not survive the Closing. In addition, the parties to the Merger Agreement agreed to be bound by certain customary covenants for transactions of this type, including, among others, covenants with respect to the conduct of Planet and dMY IV and their respective subsidiaries during the period between the execution of the Merger Agreement and the Closing, covenants with respect to making the filing under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and covenants with respect to the preparation and filing of the Registration Statement on Form S-4 (“Registration Statement”), which will include the proxy statement/prospectus of the Company. The covenants made under the Merger Agreement will not survive the Closing, unless by their terms they are to be performed in whole or in part after the Closing. The Merger Agreement provides that, immediately following the Closing, a nominee proposed by dMY and reasonably acceptable to Planet will be appointed to New Planet’s initial board of directors.

Conditions

The Closing is subject to certain customary conditions, including, among other things: (i) approvals by dMY IV’s stockholders and Planet’s stockholders of the Merger Agreement and the transactions contemplated thereby; (ii) the expiration or termination of the waiting period (or any extension thereof) applicable under the Hart-Scott-Rodino-Antitrust Improvements Act of 1976; (iii) obtainment of the necessary consents from the Federal Communications Commission and National Oceanic and Atmospheric Administration; (iv) that dMY IV has not received valid redemption requests (that have not subsequently been withdrawn) that would require it to redeem dMY IV Class A common stock in an amount that would cause dMY IV not to have at least $5,000,001 of net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act); (v) effectiveness of the Registration Statement; (vi) the shares of New Planet Class A common stock to be issued in connection with the Business Combination having been approved for listing on the New York Stock Exchange; (vii) the accuracy of the representations and warranties, covenants and agreements of Planet and dMY IV, respectively; (viii) the absence of any material adverse effect that is continuing with respect to Planet and dMY IV, respectively, between the date of the Merger Agreement and the date of the Closing; (ix) the absence of any governmental order, statute, rule or regulation enjoining or prohibiting the consummation of the Business Combination and (x) solely with respect to Planet, after giving effect to applicable redemptions, dMY IV having a minimum of $250,000,000 in cash available to it at Closing.

Termination

The Merger Agreement may be terminated and the transactions contemplated thereby abandoned: (i) by written consent of Planet and dMY IV; (ii) by Planet or dMY IV if any governmental authority has enacted, issued, promulgated, enforced or entered any governmental order of competent jurisdiction which has become final and nonappealable and has the effect of making consummation of the Mergers illegal or otherwise preventing or prohibiting consummation of the Mergers (subject to certain exceptions); (iii) by Planet or dMY IV if the dMY IV stockholder approval has not been obtained; (iv) by Planet or dMY IV if the Closing has not occurred before 5:00 p.m., Eastern Time, on February 21, 2022; (v) by Planet following a modification in the recommendation of dMY IV’s board of directors or (vi) by Planet or dMY IV if the other party has materially breached the Merger Agreement under certain circumstances. No party will have any liability after the termination of the Merger Agreement, except for actual fraud.

The foregoing description of the Merger Agreement and the Business Combination does not purport to be complete and is qualified in its entirety by the terms and conditions of the Merger Agreement, a copy of which is attached hereto as Exhibit 2.1 and is incorporated herein by reference. The Merger Agreement contains representations, warranties and covenants that the parties to the Merger Agreement made to each other as of the date of the Merger Agreement or other specific dates. The assertions embodied in those representations, warranties and covenants were made for purposes of the contract among the parties and are subject to important qualifications and limitations agreed to by the parties in connection with negotiating the Merger Agreement. The Merger Agreement has been attached to provide investors with information regarding its terms and is not intended to provide any other factual information about dMY IV, Planet or any other party to the Merger Agreement. In particular, the representations, warranties, covenants and agreements contained in the Merger Agreement, which were made only for purposes of the Merger Agreement and as of specific dates, were solely for the benefit of the parties to the Merger Agreement, may be subject to limitations agreed upon by the contracting parties (including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts) and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors and reports and documents filed with the U.S. Securities and Exchange Commission (the “SEC”). Investors should not rely on the representations, warranties, covenants and agreements, or any descriptions thereof, as characterizations of the actual state of facts or condition of any party to the Merger Agreement. In addition, the representations, warranties, covenants and agreements and other terms of the Merger Agreement may be subject to subsequent waiver or modification. Moreover, information concerning the subject matter of the representations and warranties and other terms may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the Company’s public disclosures.

Subscription Agreements

In connection with the execution of the Merger Agreement, the Company entered into certain subscription agreements, each dated as of July 7, 2021 (the “Subscription Agreements”), with certain investors, pursuant to which, among other things, the Company agreed to issue and sell, in private placements to close immediately prior to the Closing, an aggregate of 20,000,000 shares of Class A common stock of dMY IV (together, the “Subscriptions”) for $10.00 per share, for an aggregate purchase price of $200,000,000 (the “PIPE Investment”). The obligations of each party to consummate the Subscriptions are conditioned upon, among other things, customary closing conditions and the consummation of the transactions contemplated by the Merger Agreement.

The foregoing description of the Subscription Agreements does not purport to be complete and is qualified in its entirety by the terms and conditions of the form of Subscription Agreement, a copy of which is filed as Exhibit 10.1 hereto and which is incorporated by reference herein.

Planet Support Agreements

In connection with the execution of the Merger Agreement, dMY IV, Planet and certain Planet stockholders who hold the votes required to approve the Merger Agreement and the transactions contemplated thereby, including the Planet founders, entered into the Planet Holders Support Agreement or the Preferred Planet Holders Support Agreement, whereby such Planet stockholders agreed to, among other things, vote or provide consent in favor of the approval of the Merger Agreement and the transactions contemplated therein following the Registration Statement becoming effective. Additionally, such Planet stockholders agreed to not transfer any securities of Planet held by such stockholder from the date of execution of the Planet Holders Support Agreement until the earlier of the Effective Time and the termination of the Merger Agreement in accordance with its terms, subject to certain exceptions, to not solicit any Acquisition Proposal (as defined in the Merger Agreement) and, solely in connection with the Planet Holders Support Agreement, to vote against any business combination proposal other than the Business Combination.

The foregoing description of the Planet Support Agreement and the Preferred Planet Holders Support Agreement does not purport to be complete and is qualified in its entirety by the terms and conditions of the Planet Holders Support Agreement filed as Exhibit 10.2 hereto and the Preferred Planet Holders Support Agreement filed as Exhibit 10.3 hereto and, in each case, incorporated by reference herein.

Sponsor Support Agreement

In connection with the execution of the Merger Agreement, dMY IV, Planet, dMY Sponsor IV, LLC (the “Sponsor”) and dMY IV’s directors and officers entered into the Sponsor Support Agreement, pursuant to which the Sponsor and dMY IV’s directors and officers have agreed to, among other things, vote to adopt and approve the Merger Agreement and all other documents and transactions contemplated thereby, to vote against any business combination proposal other than the Business Combination or other proposals that would impede or frustrate the Business Combination, to comply with the Merger Agreement’s prohibition on dMY IV soliciting any alternative business combination transaction and to not transfer the founder shares and private placement warrants that they own, in each case, subject to the terms and conditions of the Sponsor Support Agreement.

The foregoing description of the Sponsor Agreement does not purport to be complete and is qualified in its entirety by the terms and conditions of the Sponsor Agreement filed as Exhibit 10.4 hereto and incorporated by reference herein.

Registration Rights Agreement

At the Closing, the Company will enter into an amended and restated registration rights agreement (the “Registration Rights Agreement”) among the Company, Planet and certain of their respective stockholders. Pursuant to the Registration Rights Agreement, New Planet will (x) be required to register for resale securities held by the stockholders party thereto and (y) grant certain “demand” registration rights and “piggyback” registration rights to certain holders of its Class A common stock. New Planet will bear the expenses incurred in connection with the filing of any registration statements pursuant to the Registration Rights Agreement.

The foregoing description of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by the terms and conditions of the Registration Rights Agreement filed as Exhibit 10.5 hereto and is incorporated by reference herein.

Lockup Agreements

In connection with the consummation of the Business Combination, the Sponsor, dMY IV’s directors and officers, the Planet founders, Planet’s executive officers and directors who shall continue on as executive officers and directors of New Planet and other Planet stockholders who hold at least 5% of Planet capital stock on an as-converted basis immediately prior to the Closing (collectively, the “Lock-Up Stockholders”) will enter into lock-up agreements (the “Lock-Up Agreements”) with New Planet, which place certain restrictions on the transfer of shares received by the Lock-Up Stockholders in connection with the Mergers.

In the case of shares attributable to Niccolo De Masi, Harry L. You, Darla Anderson, Francesca Luthi, Charles E. Wert, William Marshall and Robert Schingler Jr., the lock-up restrictions under the Lock-Up Agreements begin at Closing and end on the date that is 18 months after Closing, subject to potential early release starting at 12 months after Closing (with such early release right being triggered in the case of Niccolo de Masi, Harry L. You, William Marshall and Robert Schingler Jr., if the New Planet share price equals or exceeds $15.00 for any 20 trading days within any 30-trading day period during the relevant period and, in the case of Darla Anderson, Francesca Luthi and Charles E. Wert, if the New Planet share price equals or exceeds $12.00 for any 20 trading days within any 30-trading day period during the relevant period).

In the case of shares attributable to all other Lock-Up Stockholders, the lock-up restrictions under the Lock-Up Agreements begin at Closing and end on the date that is 12 months after Closing, subject to early release starting at 6 months after Closing (with such early release right being triggered if the New Planet share price equals or exceeds $12.00 for any 20 trading days within any 30-trading day period during the relevant period).

In the applicable Lock-Up Agreement, the Sponsor will agree that, as of the consummation of the Mergers, 862,500 shares of New Planet Class A common Stock and 2,966,667 of the warrants to purchase New Planet Class A common stock, in each case that are held by the Sponsor immediately following Closing (the “Sponsor Earnout Securities”), will be unvested and will vest in four equal tranches when the closing price of New Planet Class A common stock equals or exceeds $15.00, $17.00, $19.00 and $21.00, respectively, over any 20 trading days within any 30 day trading period prior to the fifth anniversary of the Closing. The Sponsor Earnout Securities that remain unvested on the first business day after five years from Closing will be cancelled by New Planet and will no longer be issued and outstanding.

The foregoing descriptions of the Lock-Up Agreements do not purport to be complete and are qualified in their entirety by the terms and conditions of the Lock-Up Agreements filed as Exhibits 10.6, 10.7 and 10.8, respectively, hereto, each of which is incorporated by reference herein.

Item 3.02.	Unregistered Sales of Equity Securities.

The disclosure set forth above in Item 1.01 of this Current Report on Form 8-K with respect to the issuance of shares of dMY IV common stock in connection with the PIPE Investment is incorporated by reference herein. The shares of common stock issuable in connection with the Subscriptions will not be registered under the Securities Act of 1933, as amended (the “Securities Act”), in reliance on the exemption from registration provided by Section 4(a)(2) of the Securities Act and/or Regulation D promulgated thereunder.

Item 7.01.	Regulation FD Disclosure.

On July 7, 2021, the Company issued a press release announcing the execution of the Merger Agreement and other matters related to the Business Combination and Planet. The press release is attached hereto as Exhibit 99.1 and is incorporated by reference herein.

Attached as Exhibit 99.2 hereto and incorporated by reference herein is the investor presentation dated July 2021, which will be used by the Company with respect to the Business Combination.

On July 7, 2021, dMY IV and Planet made a webcast available on their respective websites in which members of their respective managements discussed the Business Combination (the “Webcast”). A copy of the transcript for the Webcast is attached hereto as Exhibit 99.3 and is incorporated by reference herein.

Attached as Exhibit 99.4 is a transcript of a video prepared by Planet regarding its business and presented in connection with the marketing of the PIPE Investment.

Attached as Exhibit 99.5 are audited consolidated financial statements of Planet and its subsidiaries as of January 31, 2021 and 2020 and for each of the two fiscal years in the period ended January 31, 2021. Such financial statements have been prepared in accordance with the standards of the American Institute of Certified Public Accountants and not with the standards of the Public Company Accounting Oversight Board (the “PCAOB”). The financial statements of Planet that will be included in the Registration Statement will be required to conform to the standards of the PCAOB and as a result may be adjusted or may be presented differently than the financial statements attached hereto as Exhibit 99.5.

The information in this Item 7.01, including Exhibits 99.1, 99.2, 99.3, 99.4 and 99.5, is furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to liabilities under that section, and shall not be deemed to be incorporated by reference into the filings of the Company under the Securities Act or the Exchange Act, regardless of any general incorporation language in such filings. This Current Report on Form 8-K will not be deemed an admission as to the materiality of any information in this Item 7.01, including Exhibits 99.1, 99.2, 99.3, 99.4 or 99.5.

Important Information About the Proposed Business Combination and Where to Find It

In connection with the proposed Business Combination, the Company intends to file with the SEC a Registration Statement. The Company’s stockholders and other interested persons are advised to read, when available, the Registration Statement and the preliminary proxy statement/prospectus which forms a part of the Registration Statement, as well as any amendments thereto, and the effective Registration Statement and the definitive proxy statement/prospectus and documents incorporated by reference therein filed in connection with the Business Combination, as these materials will contain important information about the parties to the Merger Agreement, the Company and the Business Combination. When available, the definitive proxy statement/prospectus and other relevant materials for the Business Combination will be mailed to stockholders of the Company as of a record date to be established for voting on the Business Combination and other matters as may be described in the Registration Statement. Stockholders will also be able to obtain copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus and other documents filed with the SEC that will be incorporated by reference therein, without charge, once available, at the SEC’s web site at www.sec.gov, at the Company’s website at https://www.dmytechnology.com or by written request to dMY Technology Group, Inc. IV at 1180 North Town Center Drive, Suite 100, Las Vegas, Nevada 89144.

Participants in the Solicitation

The Company, the Sponsor, Planet and their respective directors and executive officers may be deemed participants in the solicitation of proxies from the Company’s stockholders with respect to the Business Combination. A list of the names of those directors and executive officers and a description of their interests in the Company will be included in the Registration Statement to be filed by the Company, which will include the proxy statement/prospectus of the Company, for the Business Combination and be available at www.sec.gov. Additional information regarding the interests of such participants will be contained in the proxy statement for the Business Combination when available. You may obtain free copies of these documents as described in the preceding paragraph.

Forward-Looking Statements

This Current Report on Form 8-K includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 with respect to the proposed transaction between the Company and Planet, including statements regarding the anticipated timing, completion and success of the transaction. The Company’s and Planet’s actual results may differ from their expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “would,” “believes,” “predicts,” “potential,” “strategy,” “opportunity,” “continue,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, the Company’s and Planet’s expectations with respect to future performance and anticipated financial impacts of the Business Combination, the satisfaction of the closing conditions to the Business Combination and the timing of the completion of the Business Combination. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Most of these factors are outside the Company’s and Planet’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement; (2) the lack of a third party valuation in determining whether the proposed transaction is fair to the Company’s stockholders from a financial point of view; (3) the outcome of any legal proceedings that may be instituted against the Company and Planet following the announcement of the Merger Agreement and the transactions contemplated therein; (4) the inability to complete the Business Combination, including due to failure to obtain approval of the stockholders of the Company or Planet, certain governmental or regulatory approvals, the satisfaction of the minimum trust account amount following redemption by the Company’s public stockholders, or the satisfaction of other conditions to Closing in the Merger Agreement; (5) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement or could otherwise cause the transaction to fail to close; (6) the impact of COVID-19 on Planet’s business and/or the ability of the parties to complete the Business Combination; (7) the inability to obtain or maintain the listing of New Planet Class A common stock on the New York Stock Exchange following the Business Combination; (8) the risk that the Business Combination disrupts current plans, operations, business relationships, performance and business generally as a result of the announcement and consummation of the Business Combination; (9) the ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition, and the ability of New Planet to grow and manage growth profitably, maintain relationships with customers and suppliers, and retain its management and key employees; (10)

costs related to the Business Combination; (11) changes in applicable laws or regulations; (12) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities; (13) the possibility that Planet or the Company may be adversely affected by other economic, business, and/or competitive factors; and (14) other risks and uncertainties indicated from time to time in the proxy statement/prospectus relating to the Business Combination, including those under “Risk Factors” therein, and in the Company’s other filings with the SEC. The Company cautions that the foregoing list of factors is not exclusive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the Company’s Quarterly Reports on Form 10-Q, the Registration Statement and proxy statement/prospectus discussed above and other documents filed by the Company from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements.

Forward-looking statements speak only as of the date they are made. Nothing in this Current Report on Form 8-K should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. The Company cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. The Company does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based.

No Offer or Solicitation

This Current Report on Form 8-K is for informational purposes only and shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Business Combination. This Current Report on Form 8-K shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, or an exemption therefrom.

Item 9.01.	Financial Statements and Exhibits.

(d) Exhibits.

Exhibit Number	Description

2.1†	Merger Agreement, dated as of July 7, 2021, by and among dMY Technology Group, Inc. IV, Photon Merger Sub, Inc., Photon Merger Sub Two, LLC, and Planet Labs Inc.

10.1	Form of Subscription Agreement.

10.2	Support Agreement, dated as of July 7, 2021, by and among certain stockholders of Planet Labs Inc., dMY Technology Group, Inc. IV and Planet Labs Inc.

10.3	Support Agreement, dated as of July 7, 2021, by and among certain preferred stockholders of Planet Labs Inc., dMY Technology Group, Inc. IV and Planet Labs Inc.

10.4	Support Agreement, dated as of July 7, 2021, by and among dMY Sponsor IV, LLC, dMY Technology Group, Inc. IV and Planet Labs Inc.

10.5	Form of Amended and Restated Registration Rights Agreement.

10.6	Form of Lock-Up Agreement, by and among dMY Technology Group, Inc. IV, dMY Sponsor IV, LLC and the directors and executive officers of dMY Sponsor IV, LLC.

10.7	Form of Lock-Up Agreement, by and among dMY Technology Group, Inc. IV, William Marshall and Robert Schingler Jr.

Exhibit Number	Description

10.8	Form of Lock-Up Agreement, by and among dMY Technology Group, Inc. IV, certain directors and executive officers of Planet Labs Inc. set forth therein and certain stockholders of Planet Labs Inc.

99.1	Press Release, dated July 7, 2021.

99.2	Investor Presentation, dated July 2021.

99.3	Transcript of Webcast.

99.4	Transcript of Video.

99.5	Audited Consolidated Financial Statements of Planet Labs Inc.

†

Certain of the exhibits and schedules to this Exhibit have been omitted in accordance with Regulation S-K Item 601(a)(5). The Registrant agrees to furnish a copy of all omitted exhibits and schedules to the SEC upon its request.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

DMY TECHNOLOGY GROUP, INC. IV

	By:	/s/ Niccolo de Masi
	Name:	Niccolo de Masi
	Title:	Chief Executive Officer
Date: July 7, 2021